

20009058

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC FILE NUMBER
8-68910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2019_____ AND ENDING _____December 31, 2019_____
                                              Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boreal Capital Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1450 Brickell Ave. Suite 2990
(No. and Street)

Miami   FL   33131
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman   212-392-4838
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
                    (Name - *if individual, state last, first, middle name*)

1450 Brickell Ave.   Miami   FL   33131
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing

MAR 02 2020

Washington, DC

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Eli Butnaru _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of _____ Boreal Capital Securities, LLC _____

as of _____ December 31, 2019 _____ , are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____ None _____

_____

JOHN J. ZENO
MY COMMISSION #GG167748
EXPIRES: DEC 13, 2021
Bonded through 1st State Insurance

Notary Public

_____
Signature

_____
Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (e) Statement of Cash Flows

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Exemption report under Rule 17a-5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BOREAL CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)

Statement of Financial Condition

December 31, 2019

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)

CONTENTS:

CONFIDENTIAL



MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
 of Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of Boreal Capital Holdings USA, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Boreal Capital Securities, LLC (the "Company") (A Wholly-Owned Subsidiary of Boreal Capital Holdings USA, LLC) as of December 31, 2019 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Boreal Capital Securities, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Boreal Capital Securities, LLC's management. Our responsibility is to express an opinion on Boreal Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Boreal Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morrison, Brown, Argiz & Farra

We have served as Boreal Capital Securities, LLC's auditor since 2012.

Miami, Florida
February 27, 2020

An independent member of Baker Tilly International

1450 BRICKELL AVENUE, 18TH FLOOR, MIAMI FL 33131   ●   T 305 373 5500   ●   F 305 373 0056   ●   MBAFCPA.COM

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 252,847
Cash segregated under regulatory requirments	101,741
Receivables from clearing broker	1,490,643
Deposit with clearing broker	262,775
Receivables from affiliate	773,146
Prepaid expenses	134,412
Other receivables	52,000
Other assets	4,723
Total Assets	**$ 3,072,287**

Liabilities and Member's Equity

Liabilities:

Securities sold, not yet purchased	$ 81,074
Commissions payable	175,348
Accounts payable and accrued expenses	19,738
	276,160
Commitments and contingencies (Notes 6 and 7)	
Member's equity	2,796,127
Total Liabilities and Member's Equity	**$ 3,072,287**

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Boreal Capital Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Boreal Mora WM Holdings USA, LLC (the "Parent"). The Parent is owned by Mora Banc Grup, S.A., an international bank based in Andorra. The majority of the Company's customers are primarily from Latin America. The Company was formed in 2011 as a limited liability company in accordance with the laws of the state of Delaware.

The Company changed its name from Mora WM Securities, LLC during the current fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period and revenues and expenses during the year then ended. The actual outcome could differ from those estimates.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts and management believes that the Company is not exposed to significant risks on such accounts.

Clearing Arrangement
The Company has a clearing agreement with Pershing Clearing (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to a clearing agreement, the Company is required to maintain a deposit of $250,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from customers by debiting their brokerage account with the Company.

With respect to commission income and trading gains, the performance obligation is satisfied on trade date, and therefore revenue is recognized on trade date.

With respect to mutual fund fees, since the value of the clients' investment holdings are needed to determine the revenue earned, revenues are recorded over time, since the performance obligation is not satisfied until the value of the clients' investment holdings is determinable.

The Company earns interest and dividend income from its cash equivalents and securities owned, less interest expense on related transactions. Interest and dividend income are not within the scope of ASC 606.

Income Taxes
The Company is treated as a partnership for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the Member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years beginning before 2016.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases. This guidance requires a lessee to account for long-term leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance was effective for the Company beginning January 1, 2019. The Company did not record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02, as the related leases are held by an affiliate. The Company continues to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact the Company's conclusions.

3. RELATED PARTIES

The Company has an expense sharing agreement with Boreal Capital Management, LLC (the "RIA"), a company related through common ownership. The RIA is a registered investment advisor under the SEC Investment Advisor Act of 1940. The Company and the RIA have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Further, the Company, from time to time, loans funds to the RIA for normal cash flow purposes. Any amounts due or owed under these relationships are due on demand and bear no interest. As of December 31, 2019, the Company was owed $773,146 from the RIA for such loans net of such services.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $250,000 or 1500% of Aggregate Indebtedness, (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company's Net Capital was $1,818,677 and the required Net Capital was $250,000. At December 31, 2019, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.11 to 1.

The Company engages in commission rebate/recapture arrangements with institutional customers. In connection with this activity, and in accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company's maintains a special reserve bank account for the benefit of customers. As of December 31, 2019, cash of $101,741 has been segregated in such account.

5. RECEIVABLE FROM CLEARING BROKER

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Broker. Pursuant to its clearing agreement, the Company is required to maintain a certain minimum capital with the Clearing Broker, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. At December 31, 2019, the Company had $1,490,643 due from its clearing broker for operations.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. **SUBSEQUENT EVENTS**

Management has evaluated the impact of all subsequent events through the issuance date of the financial statements.

There were no subsequent events requiring disclosure in these financial statements.